

SECURITIES AND EXCHANGE COMMISSION

07001914



MAIL PROCESSING
MAR - 1 2007
WASH. DC
213
SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8-41562

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HSBC Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York	New York	10018-2786
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiberio Massaro 212-525-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tiberio Massaro, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc., as of December 31, 2006 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Tiberio Massaro
Chief Financial Officer

VINCENT J. TOIA
Notary Public, State of New York
No. 01-4989328
Qualified in Suffolk County
Cert. Filed in New York County
Commission Expires Dec. 02, 2009



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*



HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Statement of Financial Condition

December 31, 2006

(With Independent Auditors' Report Thereon
and Supplemental Report On Internal Control)

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 and Regulations 1.10(g)
under the Commodity Exchange Act



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holdings plc, as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HSBC Securities (USA), Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

February 27, 2007

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Statement of Financial Condition

December 31, 2006

(Dollars in thousands except share data)

Assets

Assets:		
Cash	$	33,400
Cash and securities segregated pursuant to federal and other regulations		264,834
Trading inventory, at market value		4,981,335
Trading inventory, at market value, pledged		24,096,425
Securities received as collateral		293,115
Securities purchased under agreements to resell		12,335,193
Receivable under securities borrowing arrangements		35,553,828
Receivable from brokers, dealers, clearing organizations and customers		3,566,309
Intangible assets		14,419
Other assets		296,578
Total assets	$	81,435,436

Liabilities and Stockholder's Equity

Liabilities:		
Short term borrowings	$	2,362,307
Securities sold under agreements to repurchase		54,639,919
Securities sold, not yet purchased, at market value		2,035,013
Securities sold, not yet purchased, at market value, obligation to return collateral		15,636,190
Obligation to return securities received as collateral		293,115
Payable under securities lending agreements		470,958
Payable to brokers, dealers, clearing organizations and customers		3,822,861
Accounts payable and accrued liabilities		496,658
Total liabilities		79,757,021
Commitments and contingent liabilities:		
Liabilities subordinated to claims of general creditors		100,000
Stockholder's equity:		
Common stock, $0.05 par value. Authorized 1,000 shares; issued and outstanding 23 shares		—
Capital in excess of par value		1,984,774
Accumulated deficit		(406,359)
Total stockholder's equity		1,578,415
Total liabilities and stockholder's equity	$	81,435,436

See accompanying notes to statement of financial condition.

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Notes to the Statement of Financial Condition

December 31, 2006

(Dollars in thousands)

(1) Organization

HSBC Securities (USA) Inc. (the Company or HCSU) is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the Parent) whose ultimate parent is HSBC Holdings plc (HSBC). The Company is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. (HNAH), which is a wholly owned subsidiary of HSBC.

The Company is a registered broker dealer of securities under the Securities Exchange Act of 1934 and a registered futures commission merchant with the Commodities Futures Trading Commission (CFTC). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and federal agency securities.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), New York Stock Exchange (NYSE), Chicago Mercantile Exchange (CME), Chicago Board of Trade (CBOT), New York Mercantile Exchange (NYMEX), and The Option Clearing Corporation (OCC).

HCSU received capital contributions from the Parent on January 1, 2006 for $4,644, February 28, 2006 for $50,000, March 20, 2006 for $200,000 and May 22, 2006 for $150,000.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require the use of management's best judgment of estimates. Estimates, including the fair value of instruments, may vary from actual results. Management does not believe that actual results will differ materially from these estimates.

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(b) New Accounting Pronouncements

Effective January 1, 2006, HCSU adopted Statement of Financial Accounting Standards No. 123 (Revised), *Share-Based Payment* (SFAS 123R). Because the Company had previously adopted the fair value method of accounting for all equity based awards, the adoption of SFAS 123R did not have a material impact on the Company's financial position.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections: a Replacement of APB Opinion No. 20 and FASB Statement No. 3* (SFAS 154). The adoption of SFAS 154 did not have any impact on the Company's financial position.

(Continued)

(Dollars in thousands)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106, and 123R* (SFAS 158). SFAS 158 requires balance sheet recognition of the funded status of pension and other postretirement benefits with the offset to accumulated other comprehensive income. Employers will recognize actuarial gain and losses, prior service cost, and any remaining transition amounts when recognizing a plan's funded status. SFAS 158 is effective for fiscal years ending after December 15, 2006. On December 31, 2006, the adoption of FASB 158 did not have a material impact on the Company's financial position.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 establishes threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 is not expected to have a material impact on the Company's financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Early application is permissible only if no annual or interim financial statements have been issued for the earlier periods. The Company plans to adopt SFAS 157 on January 1, 2008 and is currently evaluating the impact that adoption will have on its financial position.

(c) Trading Inventory, Securities Sold but Not Yet Purchased

Trading inventory, including proprietary securities, options, futures and other derivative transactions, are reflected in the statement of financial condition on a trade date basis and are carried at fair value. Fair value is based generally on current market quotations, where available. If quoted market prices are not available, fair value is estimated based on the quoted price of similar instruments or internal valuation models.

Securities, options and futures transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the statement of financial condition.

(d) Collateralized Financing Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold or reacquired, as specified in the respective agreements, plus accrued interest to date. Repurchase and resale agreements with the same counterparty, same maturity, and which are subject to master netting arrangements are presented net in the statement of financial condition in

(Continued)

accordance with the Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. In connection with securities purchased under agreements to resell, it is the policy of the Company to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are financing agreements which are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

During the normal course of business, the Company pledges its own assets as collateral pursuant to resale agreements and securities borrowing transactions. Trading inventory pledged as collateral, which can be sold or repledged by the creditor is classified as an asset encumbered. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, the obligation to return the collateral is recorded.

(e) Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. In accordance with tax-sharing agreements, HNAH and the Parent, respectively, allocate to the Company its proportionate share of the federal and state and local tax liabilities and benefits on a separate company basis.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on all available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

(f) Intangible Assets

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is not amortized, but is reviewed for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. For the year ended December 31, 2006, there were no impairment charges as a result of these tests.

(Dollars in thousands)

(g) Principles of Consolidation

In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46(R), *Consolidation of Variable Interest Entities* (FIN 46R), the Company consolidates any variable interest entities (VIE's) of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

(3) Cash and Securities Segregated Pursuant to Federal and Other Regulations

As of December 31, 2006, cash of $264,834 has been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3-3 of the Securities Exchange Act.

In the normal course of business, the Company has deposited U.S. Government securities, with a market value of $107,948 as of December 31, 2006, as collateral at various clearing organizations. These securities are included in trading inventory pledged on the statement of financial condition.

(4) Trading Inventory, at Market Value and Securities Sold, Not Yet Purchased, at Market Value

Trading inventory, at market value and securities sold, not yet purchased, at market value at December 31, 2006, consisted of the following:

	Trading inventory	Securities sold, not yet purchased
U.S. Treasury bills	$ 216,781	3,812,403
U.S. Treasury notes, bonds, strips and agencies	10,361,694	12,011,589
Total U.S. Government and agency securities	10,578,475	15,823,992
Options – listed	68	91
Mortgage backed securities	10,960,246	—
Municipal securities	6,896	—
Corporate obligations	5,517,168	1,847,116
Equities	1,811,953	—
Other securities	202,954	4
Total	29,077,760	17,671,203
Less:		
Trading inventory pledged	(24,096,425)	—
Obligation to return collateral	—	(15,636,190)
	$ 4,981,335	2,035,013

(Continued)

(Dollars in thousands)

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which amounted to $78,870,497 as of December 31, 2006. Collateral in the amount of $77,826,111 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

The Company has borrowed collateral and pledged collateral received in the amount of $293,115 as of December 31, 2006. The market value of the collateral borrowed and pledged was $287,762 and $293,380, respectively.

(5) Receivable from and Payable to Brokers, Dealers, Clearing Organizations and Customers

The balances shown as receivable from and payable to brokers, dealers, clearing organizations and customers are comprised of the following:

Receivable:		
Fail to deliver	$	546,169
Other receivables from brokers and dealers		76,370
Exchanges and clearing organizations		1,008,388
Customers		1,935,382
	$	3,566,309
Payable:		
Fail to receive	$	1,902,667
Other payables to brokers and dealers		30,274
Exchanges and clearing organizations		796,983
Customers		991,702
Securities transactions not yet settled, net		101,235
	$	3,822,861

The Company considers certain customers to be affiliates. Refer to note 7 – related parties.

(6) Short-term Borrowings

Borrowings include both secured and unsecured bank loans used to finance operations, including the securities settlement process.

(Dollars in thousands)

The table below shows information for short-term borrowings.

		Amount	Weighted average rate
Term loan	$	200,000	6.37%
Overnight bank loans		2,150,000	5.53%
Other facilities		12,307	Up to 8.25%
	$	2,362,307	

At December 31, 2006, a term loan of $200,000 was outstanding from a committed unsecured line of credit with an affiliate due January 31, 2007 and was renewed to January 31, 2008.

At December 31, 2006, an overnight bank loan that was fully collateralized by marketable securities amounted to $55,000 and was valued at $55,806, whereas all other overnight loans were unsecured.

Interest rates for other facilities approximate market interest rates as of December 31, 2006. The Company also has certain borrowing arrangements consisting of facilities that the Company has been advised are available, but where no contractual lending obligation exists.

(7) Related Parties

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

Refer to notes 5, 6, 8, 9, 10, 11 and 12 relating to receivable from and payable to brokers, dealers, clearing organizations and customers, borrowings, income taxes, other assets, financial instruments, commitments and contingent liabilities and employee benefits, respectively, which include other related party activity disclosures.

(Dollars in thousands)

Balances and amounts resulting from transactions with related parties included in the statement of financial condition are presented below:

Assets:		
Cash	$	33,400
Cash and securities segregated pursuant to federal and other regulations		40
Trading inventory, at market value		194,460
Securities purchased under agreements to resell		413,194
Receivable from:		
Fail to deliver		21,181
Other receivables from brokers and dealers		61,020
Clearing organizations		4,440
Customers		6,792
Other assets		8,915
Liabilities:		
Short-term borrowings	$	212,307
Securities sold under agreements to repurchase		5,433,946
Securities sold not yet purchased, at market value		131,805
Payable under securities lending agreements		70,803
Payable to:		
Fail to receive		8,560
Other payables to brokers and dealers		2,170
Clearing organizations		28
Customers		488,405
Securities transactions not yet settled, net		238,543
Accounts payable and accrued liabilities		32,722
Liabilities subordinated to the claims of general creditors:		
Floating rate revolving subordinated loan due January 31, 2007, at three month LIBOR plus 125 basis points	$	100,000

At December 31, 2006, the Company had an undrawn revolving note with an affiliate of $325,000 at three-month LIBOR plus 125 basis points, which matures on January 31, 2009.

The subordinated loans are covered by an agreement approved by the NYSE and are, therefore, available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2006, the Company has entered into credit default swaps, interest rate swaps and total rate of return swaps with an affiliate for a notional value of $1,522,300, $3,181,500 and $10,000, respectively.

(Dollars in thousands)

(8) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

At December 31, 2006, the Company had total deferred assets (liabilities) consisting of federal and state and local tax assets (liabilities) as follows:

Net operating loss carryforward federal and state	$	70,550
Accrued interest expense to non-US affiliates		1,530
Underwriting fees		(30,838)
Accrued expenses, deductible when paid		6,753
Restricted stock awards, deductible when paid		45,116
REMIC income		25,400
Other net deferred tax assets		4,504
Total deferred tax assets		123,015
Less valuation allowance		61,912
Net deferred tax assets	$	61,103

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109) requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Parent is owned by HNAH and since January 1, 2004 has been included in the consolidated federal income tax return. The Company has established a $26,754 valuation allowance for state and city net operating losses in excess of projected taxable income. In addition the company has established a $35,157 valuation allowance for federal separate return limitation year (SRLY) net operating losses.

The Company is included in the consolidated federal income tax return filed by HNAH. Under the terms of the tax-sharing arrangement, the Company is allocated federal income taxes on a separate return basis. The Company is included in the combined New York State and City tax return filed with the Parent.

(Continued)

(Dollars in thousands)

The Company has federal SRLY net operating loss carryforwards of $100,449 and New York State and City net operating loss carryforwards of $406,477. These carryforwards expire as follows:

		Federal amount	New York amount
Calendar year:			
2012	$	12,683	12,683
2018		7,569	7,569
2022		76,755	76,755
2023		3,442	3,442
2024		—	97,772
2025		—	145,900
2026		—	62,356
	$	100,449	406,477

(9) Other Assets

The components of other assets at December 31, 2006 were as follows:

Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $25,641	$	84
Exchange memberships, at cost (market value $7,016)		3,177
Dividends and accrued interest receivable		158,704
Deferred tax assets, net		61,103
Prepaid expenses		4,731
Employee deferred compensation		37,284
Other		31,495
	$	296,578

Shares of HSBC Holdings plc purchased for future issuance are recorded as other assets (Employee deferred compensation) as of December 31, 2006. The shares purchased are held in custody by a third party.

(Continued)

(10) Financial Instruments

(a) Derivative Financial Instruments

In the normal course of its business, the Company enters into transactions in derivative financial instruments for trading purposes, and as economic hedges in order to manage its exposure to market and interest rate risks. Such derivative financial instruments, which include futures, options, swaps and mortgage-backed to-be-announced securities (TBAs), are stated at fair value. Fair values of options are recorded in trading inventory or securities sold, not yet purchased, as appropriate. Fair values of swaps and TBAs are recorded in payables to or receivables from customers, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Futures

Futures contracts typically are settled in the market prior to delivery by entering offsetting positions, rather than through delivery of the underlying financial instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options

Options are contracts that allow the holder to purchase or sell financial instruments for cash at a specified price at or within a specific period of time. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates, or the market values of the securities underlying the instruments.

Swaps

The Company's swap agreements consist primarily of interest rate and credit default swaps. Swap contracts are over-the-counter (OTC) agreements to exchange future cash flows based upon notional values, which are derived from underlying financial instruments. The Company manages this credit risk by monitoring the creditworthiness of counterparties and by requiring collateral to be pledged and monitoring the adequacy of the collateral. Market risk on swap contracts results from unfavorable movements in the market value or fair value of the underlying financial instruments. The Company manages market risk by setting trading limits.

TBAs

In the normal course of business, the Company enters into various commitments including "when issued" and TBA securities transactions. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

(Dollars in thousands)

A summary of the Company's derivative financial instruments, executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair values at December 31, 2006, is presented below. Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

		Contractual/ notional amount	Fair value
Futures contracts:			
Commitments to buy	$	765,700	—
Commitments to sell		11,369,000	—
Listed options:			
Purchased		210,000	68
Sold		200,000	(91)
Swaps:			
Interest rate		3,181,500	(12,416)
Credit default		1,522,300	(6,199)
Total return		10,000	122
TBA mortgage backed securities:			
Commitments to buy		77,097,293	293,442
Commitments to sell		86,949,469	(236,048)

(b) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

(Dollars in thousands)

(c) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

(11) Commitments and Contingent Liabilities

In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearing houses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

At December 31, 2006, the Company was obligated under various lease agreements with an affiliate entity relating to property used for office space and business purposes. These lease agreements have initial expiration dates of December 31, 2006 with provisions for automatic renewals until December 31, 2007, unless the Company, by written notice, elects not to renew the lease.

The Company is also obligated under various lease agreements for several branch offices. These agreements expire at various dates through September 29, 2011. Future minimum rentals under lease agreements for office space with third parties, some of which provide for escalation based on property taxes and other operating costs, are as follows:

Year ending December 31:		
2007	$	1,866
2008		1,876
2009		1,474
2010		1,476
2011		1,110
Aggregate minimum lease payments	$	7,802

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

(Dollars in thousands)

(12) Post Retirement Benefits

Employees of the Company are covered under an affiliate's noncontributory defined benefit pension plan and defined contribution pension plan. Both plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(a) Pension Plan

The HSBC – North America (U.S.) Retirement Income Plan (the Plan) is a defined benefit pension plan sponsored by an affiliate. The Plan has both a final average pay formula which uses base pay and years of credited service and a cash balance formula known as RIP 2000. Participants become 100% vested after three years of service.

The final average pay formula covers all employees of the Company hired prior to January 1, 1997 who attained the age of 21 and completed one year of eligibility service, defined generally as a minimum of 1,000 hours in a 12 month period.

Employees hired on or after January 1, 1997 qualify for the RIP 2000 formula, which provides employees who have attained the age of 21 and have completed one year of eligibility service with the Company paid retirement account credits equal to 2% of eligible pay.

The strategy has been to maintain Plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's net assets as they relate to the employees of the Company.

(b) Former Defined Contribution Plan

The Company had a defined contribution plan to cover employees hired on or after January 1, 1997. Under the plan, employees would receive annual contributions of 3.5% of base pay for their first four years of participation and 5.0% of base pay thereafter. If employees leave the Company, those who meet the plan's five years of service vesting requirement would be able to roll their account balance into an IRA or another employer's plan, or, alternatively, leave their funds in the plan and receive a lump sum at or after age 65. Contributions to this plan ceased after 2004 when employees of the company became eligible to participate in RIP 2000. The account balances under this plan became 100% vested and were transferred to the Tax Reduction Investment Plan (TRIP).

(c) Tax Reduction Investment Plan

The TRIP is a defined contribution pension plan sponsored by an affiliate. All employees of the Company who have completed 30 days of employment are eligible to participate in the plan. Employees may elect to contribute up to 40% of their salaries, overtime, commissions, and bonuses up to the legal limitations. HSBC matches employee contributions $3-for-$1 on the first 1% contribution. In addition, HSBC matches $1-for-$1 on the next 2% to 4% of earnings contributed. Participants are 100% vested in the value of their personal contributions, the employer matching contributions and earnings and/or losses on such contributions. Although employees are eligible to

(Dollars in thousands)

contribute to the TRIP with respect to pay periods beginning after 30 days of employment, the employer matching contributions do not begin until pay periods beginning after completion of 12 months of service.

(13) Stock Option Plans and Restricted Share Plan

In 2006, equity incentive awards were granted to eligible employees under the restricted share plan.

(a) Group Share Option Plan

Prior to 2006, options were granted to employees of the Company under the HSBC Holdings Group Share Option Plan. Under the plan, options have been awarded to certain employees of the Company to acquire shares of HSBC. The exercise price of each option is equal to the market price of the stock of HSBC on the date of grant. The maximum term of the options is ten years and they are expected to vest at the end of three years based on management's assessment that HSBC will meet certain performance conditions, as defined. Options outstanding at December 31, 2006, were 1,763,275. The weighted average exercise price for options outstanding was $12.41.

Options exercisable at December 31, 2006, were 1,340,075. The range of exercise prices on options outstanding was between $10.31 and $14.07. The weighted average remaining vesting period for options outstanding at December 31, 2006, was 0.09 years.

(b) Savings-Related Share Option Plan: Overseas Section

Options have been granted to employees of the Company under the HSBC Holdings Savings-Related Share Option Plan. Under the plan, employees have the option to buy shares in HSBC at a discounted price fixed at the beginning of a one, three or five year contribution period. Employee contributions to the plan cannot exceed the U.S. Dollar equivalent of GBP 250 per month. At the end of the one, three or five year period, employees will have six months in which to exercise their option to buy HSBC shares.

During 2006, total options granted were 165,420 and options outstanding at December 31, 2006 were 564,343. The weighted average price outstanding was $11.50. The weighted average vesting period for options outstanding at December 31, 2006, was 2.04 years.

Options exercisable at December 31, 2006, were 77,666. The exercise price on options outstanding was $87.57.

(c) Restricted Share Plan

The Company provides awards to key employees in the form of restricted shares.

(Dollars in thousands)

(14) Variable Interest Entities (VIEs)

As of December 31, 2006, one of the VIEs that the Company is involved with is required to be consolidated under FIN 46R. Information for the consolidated and unconsolidated VIEs is described in detail as follows:

(a) Consolidated VIE

The Company is the primary beneficiary of a variable interest entity that was established in order to issue $10 million of notes. The Company hedges its market exposure and monitors its market exposure under its overall market risk limits. The Company consolidated $9.7 million in trading assets at December 31, 2006 as a result of this transaction. These assets are pledged as collateral for obligations of the VIE.

(b) Unconsolidated VIEs

Commercial Paper Conduit

The Company is the administrator of Bryant Park Funding LLC (Bryant Park), a multi-seller asset-backed commercial paper conduit, established in June 2001 to provide securitization financing solutions for HSBC clients. The Company, as administrator for Bryant Park, is responsible for originating and structuring conduit financings for clients and managing the day to day activities of the conduit including funding, transaction monitoring, and operations.

Pursuant to FIN 46R Bryant Park is currently consolidated by an affiliate of the Company. That affiliate provides a program wide letter of credit to the program and absorbs the majority of the expected losses (variability) of Bryant Park.

As of December 31, 2006, total investments in the financing entity were $5.3 billion.

(15) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the NYSE. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and under the CFTC regulations, the greater of $500 or 4% of total risk margin in Noncustomer accounts plus 8% of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2006, the Company's net capital was $533,817, which was 24.83% of aggregate debit balances, and $482,820 in excess of its required net capital of $50,997.

(Continued)

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Dollars in Thousands)

As of December 31, 2006

Net Capital:		
Total stockholder's equity		$ 1,578,415
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		1,578,415
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		1,678,415
Deductions and/or charges:		
Total nonallowable assets:		
Receivable from brokers or dealers and clearing organizations	362	
Receivables from customers	4,232	
Receivables from non-customers	21	
Securities owned not readily marketable	242,024	
Memberships in exchanges (at cost)	3,177	
Investment in and receivables from affiliates, subsidiaries and associated partnerships	6,722	
Property, furniture, equipment, leasehold improvements and rights under lease agreements (at cost, net of accumulated depreciation and amortization)	84	
Other assets	177,300	
Additional charges for customers' and non-customers' security accounts	5,305	
Additional charges for customers' and non-customers' commodity accounts	66	
Aged fail-to-deliver	9,627	
Aged short security differences	890	
Commodity futures contracts and spot commodities - proprietary capital charges	5,961	
Other deductions and/or charges	131,523	
Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	—	
Total deductions and/or charges		(587,294)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		1,091,121
Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	—	
Subordinated securities borrowings	—	
Trading and investment securities		
Bankers' acceptances, certificates of deposit, and commercial paper	27	
U.S. and Canadian government obligations	67,132	
State and municipal government obligations	23,695	
Corporate obligations	201,333	
Stocks and warrants	197,022	
Options	—	
Arbitrage	—	
Other securities	61,411	
Undue concentration	6,684	
Other	—	
		(557,304)
Net capital		$ 533,817

The above computation does not differ materially from that which was filed on January 26, 2007 on Form X-17A-5 Part II by HSBC Securities (USA) Inc

(Continued)

Schedule I

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Dollars in Thousands)

As of December 31, 2006

Computation of Basic Net Capital Requirement

Minimum net capital required			$	—
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				—
Net capital requirement				—
Excess net capital				—
Excess net capital at 1000%				—

Computation of Aggreggate Indebtedness

Total Aggregate Indebtedness liabilities from Statement of Financial Condition				—
Add:				
Drafts for immediate credit	$	—		
Market value of securities borrowed for which no equivalent value is paid or credited	$	—		
Other unrecorded amounts	$	—		—
Deduct: Adjustment based on deposits in Special Reserve Bank Account				—
Total aggregate indebtedness				—
Percentage of aggregate indebtedness to net capital				0%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals				0%

Computation of Alternate Net Capital Requirement

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	50,997
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A		1,000
Net capital requirement		50,997
Excess net capital		482,820
Percentage of Net Capital to Aggregate Debits		24.83%
Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits		24.83%
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement		426,322

The above computation does not differ materially from that which was filed on January 26, 2007 on Form X-17A-5 Part II by HSBC Securities (USA) Inc

(Continued)

Schedule I

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Dollars in Thousands)

As of December 31, 2006

Other Ratios

Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	5.96%
Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	—

Notes:

A The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

B Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partners' securities which were included in non-allowable assets.

C For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

The above computation does not differ materially from that which was filed on January 26, 2007 on Form X-17A-5 Part II by HSBC Securities (USA) Inc

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Dollars in Thousands)

As of December 31, 2006

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	545,641
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		6,341
Customers' securities failed to receive		1,599,083
Credit balances in firm accounts which are attributable to principal sales to customers		32,621
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		160
Market value of short security count differences over 30 calendar days old		153
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		1,210
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		172,386
Total credits	$	2,357,595
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	$	1,772,953
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		41,683
Failed to deliver of customers' securities not older than 30 calendar days		164,600
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		170,656
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Other		—
Aggregate debit items		2,149,892
Less 3% charge		(64,497)
Total 15c3-3 debits	$	2,085,395
Reserve computation		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		272,200
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		235,988
Amount of deposit (or withdrawal) including $50,766 value of qualified securities		65,762
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $51,750 value of qualified securities	$	301,750
Date of deposit		1/3/2007

The above computation does not differ materially from that which was filed on January 26, 2007 on Form X-17A-5 Part II by HSBC Securities (USA) Inc

Schedule III

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation of CFTC Minimum Net Capital Requirement

(Dollars in thousands)

December 31, 2006

Amount of Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations	$	489,651	
Amount subject to 8% requirement			39,172
Amount of Non-Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations		295,123	
Amount subject to 4% requirement			11,805
			50,977
$500,000 Requirement			500
Minimum CFTC net capital requirement			$ 50,977
CFTC Early Warning Level			$ 56,075

The above computation does not differ materially from that which was filed on January 26, 2007 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges

(Dollars in thousands)

December 31, 2006

Segregation requirements:		
Net ledger balances:		
Cash	$	(294,811)
Securities (at market)		272,694
Net unrealized profit(loss) in open futures contracts traded on a contract market		400,680
Exchange traded options:		
Add – Market value of open options contracts purchased on a contract market		8,872,411
Deduct – Market value of open option contracts sold on a contract number		(8,782,543)
Net equity		468,431
Accounts liquidating to a deficit and accounts with debit balances – gross amount		—
Deduct – Amount offset against U.S. Treasury obligations owned by customers		—
Total amount required to be segregated		468,431
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		8,910
Securities representing investments of customers' funds (at market)		—
Securities held for customers in lieu of cash (at market)		31,093
Margins on deposit with clearing organizations of contract markets:		
Cash		162,608
Securities representing investments of customers funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		241,601
Net settlement from (to) derivatives clearing organizations of contract markets		(50,235)
Exchange traded options:		
Add – Unrealized receivables for options contracts purchased on contract markets		8,872,387
Deduct – Unrealized obligations for option contracts sold on contract market		(8,782,542)
Net liquidating equities with other FCMs:		
Net liquidating equity		1,026
Securities representing investments of customers' funds (at market)		—
Segregated funds on hand		—
Total amount in segregation		484,848
Excess funds in segregation	$	16,417

The above computation does not differ materially from that which was filed on January 26, 2007 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule V

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

(Dollars in thousands)

December 31, 2006

Amount required to be segregated in accordance with Regulation 32.6	$	—
Funds in segregated accounts:		
Cash		—
Securities		—
Total		—
Excess funds in segregation	$	—

The above computation does not differ materially from that which was filed on January 26, 2007 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule VI

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulations 30.7

(Dollars in thousands)

December 31, 2006

Amounts to be set aside in separate section 30.7 accounts	$	49,242
Funds in separate section 30.7 accounts:		
Cash		20,862
Securities		18,621
Amounts held by members of foreign boards of trade		53,527
Amounts with other depositories designated by a foreign board of trade		—
Total funds in separate section 30.7 accounts		93,010
Excess funds in separate section 30.7 accounts	$	43,768

The above computation does not differ materially from that which was filed on January 26, 2007 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule VII

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Information Relating to Possession or Control Requirements
Under Rule 15C3-3 of The Securities and Exchange Commission

(Dollars in thousands)

December 31, 2006

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date but for which the required action was not taken by respondent with the time frames specified under rule 15c3-3):	$	—
A. Number of items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$	—
B. Number of items		—

The above computation does not differ materially from that which was filed on January 26, 2007 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

In planning and performing our audit of the financial statements of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holding plc, for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities and certain regulated commodity customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there-under, and the segregation of funds based on such computations;

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and certain regulated commodity customer and firm assets, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 27, 2007

END